-----------------------------                  -----------------------------
CUSIP NO. 00846X105               13 D/A              Page 1 of 8 Pages
-----------------------------                  -----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A

                               (Amendment No.1)

                   Under the Securities Exchange Act of 1934


                          AGILE SOFTWARE CORPORATION
----------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   00846X105
----------------------------------------------------------------------------
                                (CUSIP Number)

                                Keith J. Krach
                                  Ariba, Inc.
                             1565 Charleston Road
                        Mountain View, California 94043
                                (650) 930-6200

                                   Copy to:

                          Christopher D. Dillon, Esq.
         Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                            155 Constitution Drive
                         Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 2, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

  NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

                       (Continued on the Following Pages)

-----------------------------                  -----------------------------
CUSIP NO. 00846X105               13 D/A              Page 2 of 8 Pages
-----------------------------                  -----------------------------

                              (Page 2 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                              -----------------------
CUSIP NO. 00846X105                 13 D/A               Page 3 of 8 pages
-----------------------                              -----------------------
                                  SCHEDULE 13D/A

-----------------------
CUSIP NO. 00846X105
-----------------------


1  NAME OF REPORTING PERSON
   Ariba, Inc.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Tax ID Number:    77-0439730
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [_]    (b)  [_]
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                            [_]
----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------------------------------------------------------
          NUMBER OF            7        SOLE VOTING POWER
           SHARES                       NONE
        BENEFICIALLY         -----------------------------------------------
        OWNED BY EACH          8        SHARED VOTING POWER
          REPORTING                     NONE
           PERSON
            WITH

                             -----------------------------------------------
                               9        SOLE DISPOSITIVE POWER
                                        NONE
                             -----------------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        NONE
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            NONE
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                           [_]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                   CO
-----------------------------------------------------------------------------
*   SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                               -----------------------
CUSIP NO. 00846X105                  13 D                Pages 4 of 8 Pages
-----------------------                               -----------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ariba, Inc. that it is the beneficial owner or any of the Common Stock of Agile Software Corporation referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


                                SCHEDULE 13D/A
                               (Amendment No. 2)

    This Statement constitutes Amendment No. 1 to the Schedule 13D filed February 8, 2001, by Ariba Inc., a Delaware corporation ("Ariba "). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D as amended to date, unless otherwise indicated herein.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 3 is hereby amended by the addition of the following:

    Ariba, Agile Software Corporation, a Delaware corporation ("Issuer") and Silver Merger Corporation, a wholly-owned subsidiary of Ariba ("Merger Sub") entered into an Agreement and Plan of Merger and Reorganization dated as of January 29, 2001 (the "Merger Agreement") and an amendment to the Merger Agreement dated as of March 20, 2001 (the "Amendment") pursuant to which, subject to the terms and conditions stated therein, Merger Sub was to merge with and into Issuer and Issuer was to continue as the surviving corporation and a wholly-owned subsidiary of Ariba. Contemporaneously with the execution of the Merger Agreement, Ariba, Issuer and certain stockholders or employees of each of Ariba and Issuer, as the case may be, entered into (i) a Company Stock Option Agreement, (ii) Parent Voting Agreements, (iii) Company Voting Agreements, (iv) Affiliate Agreements and (v) Employment Agreements (collectively, the "Ancillary Agreements").

    On April 2, 2001, Ariba, Issuer and Merger Sub entered into a Mutual Termination Agreement and Release (the "Termination Agreement") pursuant to which Ariba, Issuer and Merger Sub terminated the Merger Agreement, the Amendment and the Ancillary Agreements. Pursuant to such Termination Agreement, the termination will be effected without a termination fee and Ariba, Issuer and Merger Sub have agreed to release each other and other interested parties from all rights, obligations, liabilities and claims in connection with the Merger Agreement, Amendment and Ancillary Agreements.

    The Termination Agreement is attached as Exhibit 5 to this Schedule and the Joint Press Release issued on April 2, 2001 by Ariba and Issuer in connection with the Termination Agreement is attached as Exhibit 6 to this Schedule.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended by the addition of the following:

    (a) - (b) As discussed in Item 3, above, Ariba, Issuer and Merger Sub entered the Merger Agreement and Amendment pursuant to which, subject to the terms and conditions stated therein, Merger Sub was to merge with and into Issuer and Issuer was to continue as the surviving corporation and a wholly-owned subsidiary of Ariba. Contemporaneously with the execution of the Merger Agreement, Ariba, Issuer and certain stockholders or employees of each of Ariba and Issuer, as the case may be, entered into the Ancillary Agreements.

    On April 2, 2001, Agile, Ariba and Merger Sub entered into the
Termination Agreement pursuant to which Ariba, the Issuer and Merger Sub terminated the Merger Agreement, the Amendment and the Ancillary Agreements. Pursuant to such Termination Agreement, the termination will be effected without a termination fee and Ariba, Issuer and Merger Sub have agreed to release each other and other interested parties from all rights, obligations, liabilities and claims in connection with the Merger Agreement, Amendment and Ancillary Agreements.

    (d) As a result of the Termination Agreement, the directors of Merger Sub shall not become the directors of the Surviving Corporation.

Item 5  Interest in Securities of the Issuer.
        ------------------------------------

Item 5 is hereby amended by the addition of the following:

    (a), (b) and (e)   As a result of the Termination Agreement, as of
April 2, 2001, Ariba beneficially owns none of Issuer's Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

    As described in Items 3 above, Ariba, Issuer and Merger Sub entered the Merger Agreement and Amendment pursuant to which, subject to the terms and conditions stated therein, Merger Sub was to merge with and into Issuer and Issuer was to continue as the surviving corporation and a wholly-owned subsidiary of Ariba. Contemporaneously with the execution of the Merger Agreement, Ariba, the Issuer and certain stockholders or employees of each of Agile and Issuer, as the case may be, entered into the Ancillary Agreements.

    On April 2, 2001, Ariba, Issuer and Merger Sub entered into the
Termination Agreement pursuant to which Ariba, Issuer and Merger Sub terminated the Merger Agreement, the Amendment and the Ancillary Agreements. Pursuant to such Termination Agreement, the termination will be effected without a termination fee and Ariba, Issuer and Merger Sub have agreed to release each other and other interested parties from all rights, obligations, liabilities and claims in connection with the Merger Agreement, Amendment and Ancillary Agreements.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Item 7 is hereby amended by the addition of the following:

    The following documents are exhibits:

    5. Mutual Termination Agreement and Release, dated April 2, 2001, by and among Ariba, Inc., Silver Merger Corporation, and Agile Software Corporation.

    6. Joint Press Release by Ariba, Inc. and Agile Software Corporation announcing the termination of the Merger Agreement.



                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2001                               ARIBA, INC.

                                          By:/s/ ROBERT M. CALDERONI
                                             ----------------------
                                             Robert M. Calderoni




                                 EXHIBIT INDEX
                                 -------------


Exhibit
-------

5. Mutual Termination Agreement and Release, dated April 2, 2001, by and among Ariba, Inc., Silver Merger Corporation, and Agile Software Corporation.

6. Joint Press Release by Ariba, Inc. and Agile Software Corporation announcing the termination of the Merger Agreement.




                                       4